UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Exhibit
1.	Grupo Supervielle S.A. Reports 3Q17 Consolidated Results.

Grupo Supervielle S.A. Reports 3Q17 Consolidated Results

3Q17 Net Income up 43% YoY and 8% QoQ.

Net income, excluding non-recurring items in the previous quarter, increased 23% QoQ

Completes Successful Follow on Equity Offering;

Strengthens Capitalization to Support Growth Strategy

Buenos Aires, November 8, 2017 - Grupo Supervielle S.A. (NYSE: SUPV; BASE: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported unaudited results for the three and nine-month periods ended September 30, 2017. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with Argentine Banking GAAP.

Third Quarter 2017 Highlights

●	Total gross loans, including the securitized loan portfolio, increased 60.3% YoY and 19.7% QoQ to AR$53.3 billion. Total balance sheet loans grew 61.8% YoY and 21.3% QoQ, reflecting the decrease in loan securitization.

●	Net income of AR$624.1 million, up 43.0% YoY, and 7.7% QoQ. ROAE of 27.0% in 3Q17, as equity increased due to the equity offering. This compares with ROAE of 28.6% in 3Q16 and 31.2% in 2Q17. ROAA of 3.5% in 3Q17, compared to 4.0% in 3Q16 and 3.6% in 2Q17.

●	NIM of 18.5% in 3Q17, contracting by 200 bps YoY and by 130 bps QoQ, reflecting a combination of a higher proportion of US dollar (US$) assets and liabilities, along with a higher share of corporate segment loans, and a decrease in the Investment Portfolio returns. The AR$ NIM on the Company’s Loan Portfolio, which accounts for 82% of the total portfolio, declined 90 bps QoQ to 23.4% in 3Q17, while US$ NIM on the Company´s Loan Portfolio increased 20 bps to 3.2% in the quarter. In 2Q17 AR$ and US$ loan portfolio accounted 84% and 16% respectively.

●	The efficiency ratio improved to 61.9% in 3Q17 compared with 62.5% in 3Q16, and 65.0% in 2Q17.

●	Non-performing loan ratio decreased 20 bps to 2.8% in 3Q17 from 3.0% in 3Q16 and 10 bps from 2.9% 2Q17.

●	Successful completion of follow on equity offering in September 2017 raised US$342 million to fund accelerated growth bringing Proforma Consolidated Common Equity Tier 1 Ratio to 19.5% in 3Q17, up from 11.6% in 2Q17. Proceeds from the capital raised received in local currency amounted to AR$5.6 billion. Equity to Asset ratio of 18.1% in 3Q17 compared to 11.7% in 2Q17. The company issued a total number of 85.45 million Class B shares. Previously, on July 22, 2017, the company has issued 7.495 million Class B Shares following a contribution in kind and rights offering approved by the Annual Shareholders Meeting.

CEO Message

Commenting on third quarter results, Patricio Supervielle, Grupo Supervielle’s Chairman and CEO, noted: “On the back of improved economic dynamics across all sectors of the economy, we achieved broad-based above-market loan and deposits growth, while driving efficiency and profitability gains. By contrast, in the consumer finance segment confidence is lagging behind economic recovery in the context of persistent inflation and soft job recovery. This resulted in a slight increase in our cost of risk during the quarter. However, we saw an improvement in overall NPLs and maintain a vigilant focus on asset quality.”

“The successful completion of our follow-on equity offering in September, just 16 months after our IPO, provided additional US$342 million in capital to support accelerated growth. Based on our solid performance to-date, increased capital and our expectations for a positive economic environment ahead, we are increasing our net income guidance for fiscal year 2017.”

“We are excited about the rapid growth in mortgage loans which started this year where, based on our estimates, today we rank among the top 5 originators within private sector banks. We have also been busy introducing new products into the market to further increase our customer base, offer a tailor-made value proposition and build long-term relationships.  We launched a new product offering dedicated to franchisees aimed at promoting the adoption of technology, training and professionalism into their businesses.”

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Financial Highlights & Key Ratios

(In millions of Argentine Ps.)						% Change				
INCOME STATEMENT	**3Q17**	**2Q17**	**1Q17**	**4Q16**	**3Q16**	**QoQ**	**YoY**	**9M17**	**9M16**	**% Chg.**
Gross Financial Margin	2.348,7	2.133,2	1.927,8	1.951,6	1.566,4	10,1%	49,9%	6.409,7	3.976,5	61,2%
Service Fee Income, Net	903,6	861,7	757,0	717,5	635,4	4,9%	42,2%	2.522,3	1.729,3	45,9%
Income from Insurance activities	108,0	112,8	110,0	129,9	194,0	-4,2%	-44,3%	330,8	476,2	-30,5%
Loan Loss Provisions	-481,3	-396,0	-342,6	-316,7	-261,4	21,5%	84,1%	-1.219,9	-741,0	64,6%
Administrative expenses	-2.078,6	-2.020,8	-1.886,1	-1.805,8	-1.496,3	2,9%	38,9%	-5.985,5	-4.254,5	40,7%
Income before Income Tax	828,6	793,4	567,6	669,3	624,3	4,4%	32,7%	2.189,7	1.142,6	91,6%
Net Income	624,1	579,7	381,9	532,3	436,4	7,7%	43,0%	1.585,7	779,0	103,5%
Earnings per Share (AR$)	1,61	1,59	1,05	1,46	1,20	1,1%	34,3%			
Earnings per ADRs (AR$)	8,06	7,97	5,25	7,32	6,00	1,1%	34,3%			
Average Outstanding Shares (in millions)	387,3	363,8	363,8	363,8	363,8	6,5%	6,5%			
BALANCE SHEET	**sep 17**	**jun 17**	**mar 17**	**dec 16**	**sep 16**	**QoQ**	**YoY**			
Total Assets	78.957,7	67.183,2	64.519,0	53.206,0	44.433,7	17,5%	77,7%			
Average Assets[1]	71.650,7	63.692,5	59.578,5	51.421,4	43.174,3	12,5%	66,0%			
Total Loans & Leasing	51.371,0	42.345,9	39.803,7	37.338,8	31.751,7	21,3%	61,8%			
Securitized Loan Portfolio	1.960,4	2.226,0	1.361,3	1.483,9	1.512,8	-11,9%	29,6%			
Total Portfolio [2]	53.331,4	44.571,9	41.165,1	38.822,7	33.264,5	19,7%	60,3%			
Total Deposits	47.181,9	42.831,6	38.826,8	35.897,9	30.417,2	10,2%	55,1%			
Shareholders' Equity	14.300,1	7.827,6	7.313,4	6.931,6	6.413,5	82,7%	123,0%			
Average Shareholders' Equity[1]	9.239,9	7.432,6	7.009,0	6.807,9	6.114,3	24,3%	51,1%			
KEY INDICATORS	**3Q17**	**2Q17**	**1Q17**	**4Q16**	**3Q16**			**9M17**	**9M16**	**% Chg.**
Profitability & Efficiency										
ROAE	27,0%	31,2%	21,8%	31,3%	28,6%			26,8%	23,7%	
ROAA	3,5%	3,6%	2,6%	4,1%	4,0%			3,3%	2,7%	
Net Interest Margin	18,5%	19,8%	18,7%	20.8%	20,5%			19,0%	20,4%	
Net Financial Margin	16,8%	17,7%	17,7%	20,4%	18,7%			18,0%	18,4%	
Net Fee Income Ratio	30,1%	31,4%	31,0%	30,3%	34,6%			30,8%	35,7%	
Cost / Assets	11,6%	12,7%	12,6%	14,0%	13,9%			12,3%	14,9%	
Efficiency Ratio	61,9%	65,0%	67,5%	64,5%	62,5%			64,6%	68,8%	
Liquidity & Capital										
Loans to Total Deposits[3]	108,9%	98,9%	102,5%	104,0%	104,4%					
Liquidity Coverage Ratio (LCR)[4]	122,6%	126,5%	125,9%	128,0%	104,1%					
Total Equity / Total Assets	18,1%	11,7%	11,3%	13,0%	14,4%					
Proforma Consolidated Capital / Risk weighted assets [5]	20,7%	13,0%	13,4%	13,8%	14,3%					
Proforma Consolidated Tier1 Capital / Risk weighted assets [6]	19,5%	11,6%	12,0%	12,3%	12,6%					
Risk Weighted Assets / Total Assets	85,2%	88,2%	83,0%	92,4%	101,2%					
Asset Quality										
NPL Ratio	2,8%	2,9%	2,9%	2,8%	3,0%					
Allowances as a % of Total Loans	2,5%	2,6%	2,5%	2,4%	2,5%					
Coverage Ratio	88,9%	88,0%	87,0%	87,1%	83,7%					
Cost of Risk	4,4%	4,2%	3,9%	3,9%	3,7%			4,2%	4,1%	
MACROECONOMIC RATIOS										
Retail Price Index (%)[7]	5,1%	5,6%	7,1%	6,2%	2,7%					
UVA (var)	4,3%	7,1%	4,6%	4,5%	7,5%					
Pesos/US$ Exchange Rate	17,32	16,60	15,38	15,85	15,26					
Badlar Interest Rate (eop)	21,8%	20,1%	19,1%	19,9%	22,2%					
Badlar Interest Rate (avg)	20,8%	19,6%	19,8%	21,1%	24,6%					
TM20 (eop)	22,75%	20,75%	19,75%	NA	NA					
TM20 (avg)	21,59%	20,27%	20,32%	NA	NA					
OPERATING DATA										
Customers (in millions)	2,3	2,3	2,2	2,2	2,2					
Access Points [8]	324	324	321	325	325	0,0%	-0,3%			
Employees	5.222	5.146	5.049	4.982	4.911	1,5%	6,3%

1.	Average Assets and average Shareholder´s Equity calculated on a daily basis

2.	Total Portfolio: Loans and Leasing before Allowances, Including Securitized Portfolio.

3.	On Balance Sheet Loans/Total Deposits.

4.	This ratio includes the liquidity held at the holding company level.

5.	Regulatory capital divided by risk weighted assets taking into account operational and market risk. The regulatory capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level- The Proforma consolidated capital ratio, includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for further capital injections in its subsidiaries. As of September 30, 2017, the liquidity amounted to Ps. 6.5 billion.

6.	Tier 1 capital divided by risk weighted assets taking into account operational and market risk. The regulatory Tier 1 capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level. The. Proforma Consolidated Tier 1 capital ratio includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for further capital injections in its subsidiaries. As of September 30, 2017, the liquidity amounted to Ps. 6.5 billion.

7.	Source: City of Buenos Aires

8.	The increase in the number of Access Points in 2Q17, reflects the opening of 1 bank branch located in San Justo (Buenos Aires Province) and 2 banking payment and collection centers.

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3Q17 Earnings Call Dial-In Information

Date:	Thursday, November 9, 2017
Time:	9:00 AM (US ET); 11:00 AM (Buenos Aires Time)
Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-444-6247 (Argentina), or 0800-756-3429 (U.K.)
Webcast:	http://public.viavid.com/index.php?id=126740
Replay:	From Thursday, November 9, 2017 at 12:00 pm US ET through Thursday, November 23, 2017 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13672240

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main assets, comprised 83.6% and 8.2% respectively of total assets as of 3Q17. Supervielle also operates Tarjeta Automática, a consumer finance distribution network operating mainly in southern Argentina; Supervielle Seguros, an insurance company; Supervielle Asset Management; and Espacio Cordial, a retail company cross-selling related non-financial products and services.

Net Income & Profitability

Net income in 3Q17 increased 43.0% or AR$187.7 million YoY to AR$624.1 million, and 7.7% or AR$44.4 million QoQ.

On a sequential basis, non-recurring gains from the sale of two non-core assets in 2Q17 impacted the comparability of results for the quarter. Excluding these items, net income for the quarter would have increased 23% QoQ.

Reflecting seasonality, the Company’s net income is higher in the second half of every fiscal year compared to the first half. This is primarily due to having to absorb the impact in expenses of the full year salary increases negotiated between the banking associations and the banking employees’ trade union since January, while revenues grow cumulatively on a monthly basis throughout the year as the loan portfolios season.

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The 43.0% YoY growth was mainly driven by the following increases:

●	49.9% in gross financial margin to AR$2.3 billion, from AR$1.6 billion, and

●	42.2% in net service fee income to AR$903.6 million, from AR$635.4 million.

These YoY contributions to net income were partially offset by:

●	38.9% increase in administrative expenses to AR$2.1 billion from AR$1.5 billion,

●	84.1% increase in loan loss provisions to AR$481.3 million from AR$261.4 million,

●	44.3% decrease in income from insurance activities to AR$108.0 million, from AR$194.0 million, reflecting the decrease in credit related insurance revenues as a result of the regulatory changes introduced by the Central Bank effective Sep 2016, and

●	8.8% increase in income tax to AR$204.5 million from AR$187.9 million.

The 7.7% QoQ growth was mainly due to the following increases:

●	10.1%, or AR$215.5 million, in gross financial margin to AR$2.3 billion, from AR$2.1 billion, and

●	4.9%, or AR$42.0 million, in net service fee income to AR903.6 million, from AR$861.7 million.

These were partially offset by:

●	A 21.5%, or AR$85.3 million, increase in loan loss provisions to AR$ 481.3 million, from AR$ 396.0 million, reflecting the growth of the loan portfolio, the increase in the coverage ratio from 88.0% in 2Q17 to 88.9% in 3Q17, as well as higher loan loss provisions required by the aging of loans delinquent since previous quarters.

●	A lower net miscellaneous income of AR$ 28.7 million in 3Q17 compared to AR$103.1 million in 2Q17. 2Q17 included non-recurring gains from: i) the sale of a Viñas del Monte of AR$20.5 million and ii) the sale of non-strategic piece of property of AR$60 million, and

●	A 2.9%, or AR$57.9 million, increase in administrative expenses to AR$2.1 billion, from AR$ 2.0 billion.

ROAA was 3.5% in 3Q17 compared to 4.0% in 3Q16 and 3.6% in 2Q17. Net Income in 2Q17 included a combined AR$73.3 million non-recurring net gain from the sale of Viñas del Monte and another non-strategic property.

ROAE was 27.0% in 3Q17 compared to 28.6% in 3Q16 and 31.2% in 2Q17. The capital raised in the equity offering priced on September 12, 2017, including the subsequent exercise of the greenshoe, resulted in an almost 70% increase in equity, or AR$5.6 billion, which explains the temporary dilution in ROAE in 3Q17. ROAE in 2Q17 included a combined AR$73.3 million non-recurring net gain from the sale of Viñas del Monte and another non-strategic property.

NIM & Gross Financial Margin

In 3Q17, Net interest margin (NIM) was 18.5% compared to 20.5% in 3Q16 and 19.8% in 2Q17. Net financial margin stood at 16.8% in 3Q17 compared to 18.7% in 3Q16 and 19.8% in 2Q17. Gross financial margin was AR$2.3 billion, increasing by 49.9% YoY and 10.1% QoQ.

NIM contracted by 130 bps QoQ, reflecting a combination of a higher share of US dollar (US$) assets and liabilities along with a higher share of corporate segment loans, and a decline in returns from the investment portfolio. While the average Buenos Aires Deposits of Large Amount (“Badlar”) rate increased 120 bps during the period, cost of funds remained stable. Loans typically reprice on a lagged basis.

The AR$ NIM on the Company’s Loan Portfolio, which accounts for 82% of the total portfolio, declined 90 bps QoQ to 23.4% in 3Q17 reflecting the higher share of corporate. These, along with increased share of US$-denominates loans, impacted total loan portfolio NIM. In 2Q17 AR$ and US$ loan portfolio accounted 84% and

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16% respectively. The investment portfolio NIM decreased 210 bps to 15.0% driven by a higher proportion of U.S. dollar denominated instruments.

YoY, while the loan portfolio NIM decreased 200 bps and the AR$ loan portfolio NIM decreased 50 bps, higher proportions of corporate and US$ denominated loans within the loan portfolio and investment portfolio, resulted in NIM contracting by 200 bps.

The Table below provides further information about NIM breakdown corresponding to the Investment Portfolio, Loan Portfolio excluding Foreign Trade and US$ Loans, and the Loan Portfolio.

The 49.9% YoY increase in gross financial margin was mainly driven by the following factors:

●	A 66.4%, or AR$22.3 billion, increase in average earning assets (including repo transactions), while average interest bearing liabilities including low or non-interest bearing deposits rose 68.9%, or AR$21.8 billion (including an 79.8% increase, or AR$ 10.7 billion, in low cost savings accounts and non-interest bearing checking accounts), and

●	A 590 basis points decrease in interest paid on interest bearing liabilities, following the decline in the average Badlar rate in the period, while the average interest rate earned on assets decreased 470 basis points.

The YoY performance is explained by the following factors:

●	55% higher average loan volumes, surpassing the 45.5% growth in system loan demand. This was partially funded with the capital injection from the equity offering in September 2017,

●	A 104.7% increase in average volumes of receivables from financial transactions due to the temporary investment of a portion of the funds received from the equity offering, and

●	Higher volumes on trading investments.

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This was partially offset by:

●	The increase in interest bearing-checking accounts, both in AR$ and U.S dollars, as Central Bank regulation 6148 in January 2017 allowed Banks to pay interest on the amounts deposited in these accounts, and

●	Higher average volumes in Deposits and Liabilities partially supporting loan growth.

The 10.1% QoQ increase in gross financial margin was mainly due to the combination of the following factors:

●	A 15.1%, or AR$7.3 billion, increase in average earning assets (including repo transactions), while average interest-bearing liabilities including low or non-interest bearing deposits rose 14.0%, or AR$6.6 billion (including an 13.5% increase or AR$ 2.9 billion in low cost savings accounts and non-interest bearing checking accounts), and

●	A 10 basis points increase in interest paid on interest bearing liabilities while the average interest rate earned on assets decreased 130 basis points.

The QoQ performance is explained by the following factors:

●	Higher average loan volumes, surpassing the 13% average loan growth in the industry. This was partially funded by the capital injection from the equity offering in September 2017, and

●	A 192.4% increase in volumes of receivables from financial transactions due to the temporary investment of part of the funds received from the equity offering.

Financial Income

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Financial income rose by 42.1% YoY to AR$3.9 billion in 3Q17 and 12.4% QoQ.

The YoY increase in financial income mainly reflected the following increases:

●	43.8% in the average loan portfolio excluding foreign trade and US$ loans while the average interest rate decreased 310 basis points,

●	147.8% in the average foreign trade and US$ loan portfolio, while the average interest rate decreased 30 basis points,

●	157.3% in the average investment portfolio, and

●	104.7% in average receivables from financial transaction due to the temporary investment of a portion of the funds received from the equity offering.

The YoY rise in the average loan portfolio excluding foreign trade and US$ loans, which represents 65% of the average balance of Supervielle’s interest earning assets, primarily reflects the following increases in average balances:

●	56.1%, or AR$ 4.6 billion, in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 46.1%),

●	62.5%, or AR$2.7 billion, in promissory notes,

●	75.6%, or AR$1.8 billion, in corporate unsecured loans,

●	45.8%, or AR$ 653.4 million, in receivables from financial leases,

●	8.1%, or AR$465.9 million, in credit cards, and

●	12.0%, or AR$331.8 million, in overdrafts.

The 147.8%, or AR$4.6 billion, YoY rise in the average foreign trade and US dollar denominated loan portfolio, in line with the industry trend, reaching 17.6% of the total average loan portfolio.

The average interest rate on total loans, excluding foreign trade and US dollar denominated loans, decreased 310 basis points to 33.8% in 3Q17, from 36.9% in 3Q16, mainly driven by lower average interest rates in Corporate segment products and credit cards, while interest rates on personal loans remained stable.

Higher foreign trade and US dollar denominated loans, promissory notes and receivables from financial leases reflect the loan growth in the Company’s Corporate Segment since the IPO. The increase in the personal loans portfolio was driven by growth both in the Consumer Finance Segment and in the Retail Segment.

The 12.4% QoQ financial income performance was primarily the result of:

●	A 13.8%, or AR$4.4 billion, increase in the average balance of total loans excluding foreign trade & US dollar denominated loans while the average interest rate declined 50 basis points,

●	A 23.9%, or AR$1.5 billion, increase in the average foreign trade and US$ loan portfolio, while average interest rate remained unchanged,

●	192.4% increase in the average receivable from financial transaction due to the temporary investments of part of the funds received in the equity offering.

This was partially offset by a 5.6%, or AR$ 520.2 million, decrease in the average balance of the investment portfolio together with lower trading gains.

The 13.8% expansion in the average balance of the loan portfolio excluding foreign trade & US dollar denominated loans is mainly explained by the following increases:

●	36.8%, or AR$1.9 billion, in promissory notes,

●	16.7%, or AR$610.5 million, in corporate unsecured loans,

●	16.8%, or AR$299.5 million, in receivables from financial leases,

●	9.7%, or AR$1.1 billion, in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 10.7%),

●	138.0%, or AR$247.8 million in mortgage loans.

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The 23.9% QoQ rise in the average foreign trade and US dollar denominated loans portfolio was in line with the industry trend.

The average interest rate on the total loan portfolio excluding foreign trade & US dollar denominated loans was 33.8% compared with 34.3% in 2Q17. The average rate of corporate unsecured loans and Overdraft decreased 150 bps and 110 bps respectively while the average rate of promissory notes increased 50 bps.

The QoQ decrease in the average balance of the investment portfolio was mainly explained by: i) a 13.9%, or AR$859.0 million, decrease in the average holdings of securities issued by the Argentine Central Bank (down 8.9%, or AR$ 561.1 million, including Securities Issued by the Central Bank in Repo Transaction in 3Q17 and 2Q17), while Government and Corporate Securities increased by 25.8% or AR$564.2 million. The investment portfolio accounts for 16.0% of the average interest earning assets, down from 19.4% in the previous quarter.

The average yield on the investment portfolio decreased to 24.2% in 3Q17, from 26.3% in 2Q17. This was due to lower trading gains on government and corporate securities and the increase in the holding of government and corporate securities denominated in US$.

* Average Government and Corporate Securities balances in 2Q17 included average AR$ 2,068.5 million of Argentine Treasury Notes denominated in US dollars (3% interest rate) and average AR$ Government and Corporate Securities by AR$681.3 million.

Financial Expenses

Financial expenses increased 31.8% YoY to AR$1.6 billion in 3Q17, reflecting a 68.9% increase in average interest-bearing liabilities and low or non-interest bearing deposits, (including a 79.8% increase in low cost savings accounts and non-interest bearing checking accounts), combined with a 290 basis points decrease in the average nominal rate. Additionally, other financial expenses increased 40.1% due to the 32.5% rise in the turnover tax, and in the monthly contribution that banks are required to pay to fund the Deposits Guarantee Fund.

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The 68.9%, or AR$21.8 billion, YoY rise in average interest-bearing liabilities and low or non-interest bearing deposits to AR$53.4 billion in 3Q17 was mainly due to the following increases:

●	242.8%, or AR$5.8 billion, in the average balance of borrowings from other financial institutions and medium-term notes to AR$ 8.2 billion reflecting the Bank’s issuance of a Global Term Note in February 2017,

●	80.8%, or AR$ 6.2 billion, in low cost savings accounts,

●	78.6%, or AR$ 4.5 billion, in non-bearing interest checking accounts,

●	179.8%, or AR$ 3.4 billion, in interest bearing- checking accounts following the new Central Bank regulation that allows banks to pay interest on the amounts deposited in these accounts (AR$ 1.2 billion increase in U.S. dollar special checking account and AR$2.2 billion in AR$ special checking accounts), and

●	13.1%, or AR$1.7 billion, in the average balance of time deposits reaching AR$14.2 billion.

*Other includes in 3Q17: Turnover Tax expenses by AR$242 million, Premium on forward transactions approx. AR$ 31.2 million losses, and Deposits Guarantee Fund expenses approx. AR$ 21 million.

The average interest rate paid on interest bearing liabilities and low or non-interest bearing deposits decreased 290 basis points to 9.6% in 3Q17, from 12.5% in 3Q16, mainly reflecting:

●	A 79.8%, or AR$ 10.7 billion, increase in the amount of non-interest bearing saving and checking accounts, while interest bearing time deposits increased 13.1%, or AR$ 1.7 billion, and special checking accounts increased 179.8%, or AR$3.4 billion,

●	An 860 basis points decrease in the average interest rate on AR$ time deposits to 17.5% consistent with the lower average Badlar rate,

●	A 560 basis points decrease in the average interest rate on borrowings from other financial institutions and medium-term notes, and

●	An interest rate of 14.0% on the average balance of special checking accounts.

Other expenses rose 40.1% reflecting the increase in turnover tax expense resulting from higher financial income and the higher monthly contribution that banks are required to pay to fund the Deposits Guarantee Fund.

Financial expenses increased 16.1% QoQ, to AR$1.6 billion in 3Q17, reflecting a 14.0% increase in average interest-bearing liabilities and low or non-interest bearing deposits, (including a 13.5% increase in savings accounts and checking account), combined with a 10 basis points increase in the average nominal rate. Additionally, other financial expenses increased 22.5% due to higher hedging costs and higher turnover tax.

The 14.0% QoQ rise in average interest-bearing liabilities and low or non-interest bearing deposits to AR$53.4 billion in 3Q17 was mainly due to the following increases:

●	73.3%, or AR$ 2.2 billion, in interest bearing- checking accounts following the new Central Bank regulation that allows Banks to pay interest on the amounts deposited in these accounts (AR$ 1.2 billion increase in U.S. dollar special checking account and AR$1.0 billion in AR$ special checking accounts),

●	21.2%, or AR$ 2.4 billion, in low cost savings accounts:

●	36.0%, or AR$1.2 billion, in foreign currency, and

●	15.3%, or AR$1.3 billion, in AR$ deposits.

●	5.5%, or AR$736.0 million, in the average balance of time deposits reaching AR$14.2 billion, and

●	4.4%, or AR$425.7 million, in non-interest bearing checking accounts.

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The average interest rate paid on interest bearing liabilities and low or non-interest bearing deposits increased 10 basis points to 9.6% in 3Q17, from 9.5% in 2Q17, mainly reflecting:

●	A 13.5%, or AR$ 2.9 billion, increase in the amount of low or non-interest bearing deposits,

●	A 190 basis points increase in the average interest rate of interest bearing- special checking accounts,

●	A 40 basis points increase in the average interest rate on borrowings from other financial institutions and medium-term notes,

This was partially offset by a 20 basis points decrease in the average interest rate on time deposits to 15.6% due to higher increase in U.S dollar time deposits than AR$ time deposits.

Net Service Fee Income

Net service fee income for 3Q17 totaled AR$903.6 million, increasing 42.2% YoY and 4.9% QoQ.

The main contributors to services fee income in 3Q17 were debit & credit cards and deposit accounts representing 30% and 28% of the total, respectively.

The 41.0% YoY rise in service fee income was driven mainly by the following increases:

●	88.9%, or AR$121.2 million, in other commissions due to higher commissions billed on health plans and higher sales of products offered by Espacio Cordial, and

●	49.8%, or AR$ 120.5 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account following fees deregulation by Central Bank,

●	22.7%, or AR$ 70.9 million, in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing as per current Central Bank regulations which more than offset the reduction of credit card and debit card merchant discounted rates (“MDR”). The maximum MDR for 2017 is 2.0%, and the maximum debit card sales commissions for 2017 is 1.0%

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○	On March 21, 2016, the Central Bank eliminated prior authorization requirements to charge fees for new products and other fee increases. As a transition, a 20% increase in all banking charges was authorized starting June 1, 2016, and fully liberated from September 2016 onwards.

○	Through Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a plan to gradually reduce, on an annual basis, credit card and debit card merchant discounted rates (“MDR”). In this regard, the maximum MDR for 2017 is 2.0% and for 2018, 2019, 2020 and 2021 and after, it will be 1.85%, 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 is 1.0% and for 2018, 2019, 2020 and 2021 and after, will be 0.90%, 0.80%, 0.70% and 0.60%, respectively, and

●	58.7%, or AR$27.3 million in check administration commissions.

The 7.7% QoQ rise in service fee income is explained by the following increases:

●	5.6% in deposit account commissions, totaling AR$ 362.2 million, driven by higher business volumes along with higher fee pricing following the full deregulation of fees starting September 2016

●	34.3%, or AR$65.9 million, in other fees due to higher commissions billed on health plans offered by Espacio Cordial among others

●	9.2%, or AR$ 32.5 million, in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing as per current Central Bank regulations which more than offset the reduction of credit card and debit card merchant discounted rates (“MDR”). The maximum MDR for 2017 is 2.0%, and the maximum debit card sales commissions for 2017 is 1.0%

●	30.1%, or AR$ 17.1 million, in check administration commissions, and

Service fee expenses increased 38.4% YoY to AR$380.4 million in 3Q17, primarily due to the following increases: i) 58.7% in Commissions paid reflecting higher business volumes, ii) 37.3% in turnover tax, along with a 5.5% reduction in promotions related to credit cards issued by the Bank and CCF

On a QoQ basis, service fee expenses increased 14.9%, as a consequence of higher commissions paid.

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Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By year-end 2015, Supervielle Seguros began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third-party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and only contract new credit related insurances for mortgages loans.

Income from insurance activities for 3Q17 amounted to AR$108.0 million, representing decreases of 44.3% YoY and 4.2% QoQ.

In terms of gross written premiums, credit-related policies decreased 24.0% in the quarter. Other non-credit related policies, such as protected bag insurance increased 4.9% QoQ and 31.6% YoY, while policies related to life insurance grew 6.9% QoQ and 46.0% YoY. In the quarter Supervielle Seguros commenced offering new products; including Home Insurance, Technology Insurance and ATMs insurance.

Loan Loss Provisions

Loan loss provisions totaled AR$481.3 million in 3Q17, up 84.1% YoY and 21.5% QoQ.

The 84.1% YoY increase in loan loss provisions reflects the 61.8% growth of the loan portfolio, the deterioration in asset quality, particularly in the Consumer Finance segment, and the increase in the coverage ratio from 83.7% in 3Q16 to 88.9% in 3Q17. Asset quality deterioration in the Consumer Finance segment was due to salary adjustments resulting from collective bargaining agreements below the annual inflation rate in 2016 along with increases in public services tariffs, which impacted the population segment’s disposable income.

Loan loss provisions in the Consumer Finance segment rose 21.5% QoQ reflecting the 21.3% loan growth in the quarter, the 90 basis points increase in the coverage ratio to 88.9% in 3Q17, as well as higher loan loss provisions resulting from the aging of loans delinquent since previous quarters.

While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. This slowdown is attributable to consumer sentiment lagging behind economic recovery as consumers remain more cautious about resilient inflation levels, and the above mentioned increases in public tariffs. In turn, consumers are repaying loans at a slower pace, particularly in the consumer finance segment.

Notwithstanding, these increases come along with a higher gross intermediation margin of 102.5% YoY and 19.3% QoQ. Please see “Consumer Finance Segment” full disclosure.

The NPL ratio decreased to 2.8% in 3Q17 from 3Q16 and 2Q17, while allowances as a percentage of non-performing loans increased at 88.9% in 3Q17 from 83.7% in 3Q16 and 88.0% in 2Q17.

The charts below show managerial information with respect to the evolution of 30-180 days delinquency rates in the Company’s Consumer Finance Segment portfolio:

1.	Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency. Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of September 2017, is calculated using in the denominator the portfolio outstanding as of March 2017.

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Efficiency & Administrative Expenses

The efficiency ratio improved 60 basis points to 61.9% in 3Q17, from 62.5% in 3Q16 reflecting higher revenues as the Company continues to leverage its infrastructure.

On a QoQ basis, the efficiency ratio improved 310 basis points from 65.0% in 2Q17 reflecting the seasonality discussed in the “Net Income” section. The main driver was the increase in revenues in the quarter partially offset by tax charge on the debit and credit account transfers on the investments of the recent equity proceeds and higher Advertising and Publicity expenses.

Administrative expenses totaled AR$2.1 billion, rising 38.9% YoY mainly due to increases of 43.4% in personnel expenses and 31.4% in non-personnel administrative expenses.

The 43.4% YoY increase in personnel expenses was mainly the result of:

●	A 23.5% rise in the average salary of the Bank’s personnel, resulting from the collective bargaining agreement between Argentine banks, and the labor union reached in 1Q17. This agreement called for an increase of 19.5% corresponding to the forward-looking inflation in 2017 and an additional increase in the range of 4% as catch up for past inflation,

●	Salary increases, (not at the same level as the banking labor union) implemented at the Company’s other subsidiaries during last twelve months, and

●	A 6.3% increase in the employee base reaching 5,222 to support growth, particularly at the bank.

The 2.9% QoQ increase in personnel expenses was due to the 10% salary increases implemented at the Company’s other subsidiaries since July 2017 and the 1.5% increase in the employee base.

The YoY rise in non-personnel administrative expenses to AR$738.1 million was mainly driven by the following increases:

●	49.8%, or AR$ 52.8 million, in taxes mainly due to tax charge on the debit and credit account transfers on the investments of the equity offering proceeds, and

●	50.3%, or AR$39.3 million, in Other professional fees,

●	24.6%, or AR$63.0 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$319.0 million in 3Q17.

On a QoQ basis, non-personnel administrative expenses increased 5.6% or AR$ 39.4 million, mainly due to the following increases:

●	17.2% or AR$ 23.3 million, in taxes mainly due to tax charge on the debit and credit account transfers on the investments of the equity offering proceeds,

●	3.8%, or AR$ 11.7 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$319.0 million in 3Q17,

●	16.0%, or AR$ 10.1 million, in advertising and publicity expenses, and

●	13.3%, or AR$13.7 million, in Other professional fees.

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Other Income (Loss), Net

During 3Q17 Supervielle reported Other income, net of AR$28.7 million compared with a AR$6.1 million loss in 3Q16 and a AR$ 103.1 million gain in 2Q17. Other income, net in 2Q17 included: i) the sale of Viñas del Monte, a non-core subsidiary of Supervielle, for AR$20.5 million, and ii) the sale of a non-core property for AR$60 million.

Income Tax

The corporate income tax rate in Argentina is 35%. As per Central Banks accounting regulations, Supervielle does not recognize deferred tax credits or liabilities in its main subsidiaries (the Bank and CCF). Accordingly, the effective tax rate could vary from quarter to quarter not only for non-taxable income or non-deductible expenses, but also due to the timing in which those results are recognized for tax purposes. Over the longer term, the effective rate is anticipated to be between 30% to 35%.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, at the holding company, financial expenses could not be offset with taxable income while having debt securities outstanding and no material source of taxable income. Income from proceeds from equity offerings temporarily retained at the holding company, may allow Supervielle to more than offset financial expenses paid through this vehicle and use tax credits from previous years, which in turn are expected to lower the effective tax rate.

Income tax in 3Q17 was AR$204.5 million, above the AR$187.9 million in 3Q16 and below the AR$213.7 million in 2Q17.

This YoY increase is mainly due to higher taxable income which was partially offset by a lower effective income tax rate.

The QoQ decrease in income tax was due to higher pre-tax income and a lower effective tax rate. In interim periods, the effective tax rate may be impacted by the increase in loan loss reserves, which are deducted on a lagged basis from taxable income. As a result, the effective tax rate was higher in 1Q17, and was then lower in subsequent periods within the same fiscal year when impaired loans are recovered or otherwise allowed to be deducted.

Moreover, in 3Q17 the return on liquid investments from cash retained at the holding company level, allowed Supervielle to use tax loss carry-forwards from previous fiscal-years, thus reducing its effective tax rate.

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REVIEW OF CONSOLIDATED BALANCE SHEET

Loan Portfolio

The gross loan portfolio, including loans and financial leases on the balance sheet, amounted to AR$51.4 billion, increasing 61.8% YoY and 21.3% QoQ. Including the securitized portfolio, total gross loans amounted to AR$53.3 billion increasing by 60.3% YoY and 19.7% QoQ.

Loans to the non-financial private sector and financial leases rose by 62.5% YoY and 21.5% QoQ.

The YoY performance was mainly driven by the following increases:

●	91.5%, or AR$6.7 billion, in promissory notes,

●	108.1%, or AR$4.4 billion, in foreign trade and US dollar denominated loans,

●	48.4%, or AR$4.4 billion, in personal loans,

●	40.5%, or AR$ 1.3 billion in Overdraft,

●	60.7%, or AR$833.8 million, in receivable from financial leases, and

●	AR$643.3 million increase in mortgages from AR$25.4 million in September 2016 to AR$668.7 million in September 2017.

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The main drivers behind the QoQ performance was:

●	27.7%, or AR$3.0 billion, increases in promissory notes in factoring transactions,

●	19.9% or AR$2.2 billion, increase in Personal Loans,

●	19.7%, or AR$1.4 billion, increase in foreign trade and US dollar denominated loans,

●	49.7%, or AR$ 1.3 billion, increases in Overdrafts, and

●	174.1%, or AR$424.8 million, increase in mortgages.

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

Asset Quality

Allowances as a percentage of non-performing loans increased to 88.9% as of September 2017, from 83.7% as of September 2016 and from 88.0% as of June 2017.

Cost of Risk was 4.4% in 3Q17, compared to 3.7% in 3Q16 and 4.2% in 2Q17.

The YoY increase in cost of risk is mainly explained by the 61.8% loan growth, the deterioration in asset quality, particularly in the Consumer Finance segment, and the increase in the coverage ratio from 83.7% in 3Q16 to 88.9% in 3Q17.

The QoQ increase in cost of risk is mainly explained by: i) the 21.3% loan growth, ii) a 90 basis points increase in the coverage ratio to 88.9%, and iii) the accumulated impact of higher loan loss provisions resulting from the aging of loans delinquent since previous quarters.

When we measure the net cost of risk, that is taking into consideration loan loss provisions net of charged-off loans recovered and allowances reversed. Net cost of risk was 3.9% in 3Q17, compared to 3.4% in 3Q16 and 3.6% in 2Q17.

The total NPL ratio decreased to 2.8% in 3Q17, from 3.0% in September 2016 and 2.9% in June 2017.

The YoY and QoQ decrease in the total NPL ratio resulted from the improvement in NPL ratio in the Retail segment, while NPLs in the Corporate segment remained stable. Combined, these segments accounted for 88% of the total loan portfolio. This improvement was partially offset by the increase in NPLs in the Consumer Finance portfolio, which accounted for 12% of the total loan portfolio.

Retail loans NPLs improved to 2.9% in 3Q17 from 3.8% in 3Q16, and from 3.2% in 2Q17. This YoY performance was mainly driven by a decrease in Personal Loans NPL ratio to 2.6% in September 2017 from 3.7% in September 2016 and a 10 basis points decrease in Credit Cards NPL ratio to 4.0% in September 2017. The QoQ performance was mainly explained by a decrease in the Personal Loans NPL ratio from 3.1% in June 2017 while the Credit Cards NPL ratio increased 30 basis points from 3.7% in June 2017.

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The Consumer Finance Segment reported an NPL ratio of 14.4% in 3Q17 representing an increase from 11.4% in 3Q16 and 13.9% in the previous quarter. While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years. Notwithstanding, these increases come along with a higher gross intermediation margin of 102.5% YoY and 19.3% QoQ. Please see “Consumer Finance Segment” full disclosure.

1-includes retail and consumer finance portfolios

2- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

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Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 77.7% YoY and 17.5% QoQ. This was after the US$ 342 million capital raised in the follow-on equity offering in September 2017.

Foreign currency denominated deposits increased 281.8% YoY and accounted for 26.8% of total deposits in 3Q17 compared to 9.6% in 3Q16. This YoY increase is ahead of industry growth of 86.3%, with system FX deposits accounting for 24.3% of total deposits compared to 16.2% of total deposits in the same period of the previous year.

On a QoQ basis, US dollar denominated deposits rose 17.9% accounting for a higher share of total deposits at 26.8% up from 24.0%. Industry US dollar denominated deposits increased 15.3% and represented a 24.3% share of total deposits, up from 21.2% in 2Q17.

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Deposits

Total deposits amounted to AR$47.2 billion in 3Q17, increasing 55.1% YoY and 10.2% QoQ and representing 59.8% of Supervielle’s total funding sources compared to 68.5% in 3Q16 and 63.8% in 2Q17. The lower share of deposits in funding sources in 3Q17 compared to 3Q16 reflects the issuance of the AR$-denominated Global Term Note in February 2017, thus diversifying our sources of funding, and the US$ 342 million capital raised in the follow-on equity offering in September 2017. The QoQ decrease in the share of deposits was due to the abovementioned capital increase in September 2017.

As of September 30, 2017, the share of wholesale/institutional deposits over total deposits increased to 26.2% from 23.9% as of June 30, 2017.

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Non- or low-cost demand deposits comprised 56% of the Company’s total deposits base (32.7% of savings accounts, 19.5% of checking accounts and 3.8% other accounts) as of September 30, 2017. Demand deposits represented 60% of total deposits (34.6% of savings accounts, 20.7% of checking accounts and 5.0% other accounts) as of June 30, 2017 and 51% as of September 30, 2016.

Driven by the Company’s sizeable deposit network franchise, retail branch deposits plus Senior Citizens deposits continued to represent a high share of total deposits. As of September 30, 2017, retail branch deposits plus Senior Citizen deposits represented 54.4% of total deposits, a bit lower than the 54.7% as of September 30, 2016 but stable with the 57.5% as of June 30, 2017.

In 3Q17, private sector deposits grew 41.4% YoY and 10.3% QoQ.

The YoY performance in private sector deposits was due to the following increases:

●	76.6%, or AR$6.7 billion, in savings accounts,

●	168.1% or AR$4.0 billion, in special checking accounts due to the Central Bank regulation that allows Banks to pay interest on the amounts deposited in these accounts, and

●	32.2%, or AR$1.2 billion, in checking accounts.

These increases were partially offset by a 7.2%, or AR$908.8 million, decrease in time deposits.

The QoQ performance was explained by the following increases:

●	67.1%, or AR$2.6 billion, in special checking accounts,

●	4.1%, or AR$612.1 million, in savings accounts,

●	5.1%, or AR$560.5 million, in time deposits, and

●	7.8%, or AR$357.7 million, in checking accounts.

As of September 30, 2017, savings accounts denominated in AR$, which represent 69% of total savings accounts (excluding special checking accounts), rose 55.3% YoY and 5.0% QoQ. The remaining 31% was represented by US dollar denominated savings accounts, which rose 126.4% YoY but decreased by 2.1% QoQ (expressed in US$ dollars).

Other Sources of Funding and Shareholder’s Equity

As of September 30, 2017, other sources of funding and shareholder’s equity amounted to AR$31.8 billion increasing 126.7% YoY and decreasing 30.5% QoQ.

The YoY rise in other sources of funding was explained by the following increases:

●	123.0%, or AR$7.9 billion, in shareholder’s equity due to the successful completion of the follow-on equity offering in September 2017,

●	657.1%, or AR$6.2 billion, in medium term notes following the AR$-denominated Global Term Note US$300 million issued by Banco Supervielle in February 2017,

●	244.9%, or AR$454.1 million, in the funding from Banks and International institutions aimed at funding the strong increase in foreign trade operations,

●	87.4%, or AR$3.4 billion, in other funding, and

●	14.0%, or AR$187.8 million, in subordinated loans and negotiable obligations mainly reflecting the impact of the peso devaluation against U.S. dollar denominated and U.S. dollar linked subordinated bonds issued by the bank.

These increases were partially offset by a 28.6%, or AR$352.8 million, decline in loans from domestic financial institutions, granted mainly to CCF, the consumer finance subsidiary.

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The QoQ performance in other sources of funding was explained by the following increases:

●	82.7%, or AR$6.5 billion, in shareholder’s equity due to the successful completion of the equity offering in September 2017,

●	49.4%, or AR$211.4 million, in the funding from Banks and International institutions,

●	6.2%, or AR$414.8 million, in medium term notes, and

●	4.1%, or AR$285.7 billion, in other funding.

Foreign Currency Exposure

Assets denominated in foreign currency as of September 30, 2017, represented 21.1% of total assets compared to 16.7% as of September 30, 2016 and 22.1% as of June 30, 2017.

Liabilities denominated in foreign currency as of September 30, 2017, represented 23.5% of total liabilities compared to 12.8% as of September 30, 2016 and 21.6% as of June 30, 2017. Total deposits denominated in foreign currency as of September 30, 2017 represented 26.8% of total deposits compared to 9.6% as of September 30, 2016 and 24.0% as of June 30, 2017.

Liquidity & Capitalization

As of September 30, 2017, the total loans to deposits ratio was 108.9% compared to 104.4% in September 30, 2016 and 98.9% in June 30, 2017.

The loan to deposit ratio as of September 30, 2017 increased 1,000 basis points QoQ to 108.9%, as the company began to apply the funds received from the equity offering to fund the 19.7% loan growth, together with the increase in deposits and a decrease in the investment portfolio.

As of September 30, 2017, liquidity coverage ratio (LCR) was 122.6% compared to 104.1% at September 30, 2016 and 126.5% at June 30, 2017.

As of September 30, 2017, equity to total assets was 18.1%, compared to 14.4% at September 30, 2016 and 11.7% at June 30, 2017. The YoY and QoQ increase was driven by the capital injection from the equity offering in September 2017.

Net proceeds from the capital raised in September amounted to Ar$5.6 billion. The table below presents the evolution of the company´s shareholders equity since 1Q17

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In February and March 2017, CCF received net capital injections of AR$100 million.

In September 2017, Tarjeta Automática received net capital injections of AR$ 150 million.

In 3Q17, Banco Supervielle’s consolidated financial position showed an increased solvency level with an integrated capital of AR$7.4 billion, exceeding total capital requirements by AR$1.9 billion.

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

As of September 30, 2017, Banco Supervielle’s Tier 1 Capital ratio on a consolidated basis with CCF was 9.8%, compared to 11.3% at September 30, 2016 and 10.3% at June 30, 2017. Including the AR$ 6.5 billion funds retained at the holding company after the follow-on equity offering, which are available for further capital injections in its subsidiaries, the consolidated pro-forma TIER1 Capital ratio as of September 30, 2017 stood at 19.5%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of September 30, 2017, Banco Supervielle’s total capital ratio on a consolidated basis with CCF was 11.0% compared to 13.0% in the same period of 2016 and 11.7% at June 30, 2017. Including the AR$ 6.5 billion funds retained at the holding company after the follow-on equity offering, which are available for further capital injections in its subsidiaries, the consolidated pro-forma total capital ratio as of September 30, 2017 stood at 20.7%.

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1. Tier1 Capital / Risk weighted assets does not include $6.5 billion tier1 capital retained at the holding company level, that is available for injection in subsidiaries. It only includes capital at the Consolidated Bank level. Tier 1 proforma (including $6.5 billion at the holding company) stood at 19.5% as of September 30, 2017.

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RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Revenue Mix

In 3Q17, the Retail segment represented 56.0% of total revenues, compared to 56.1% in 3Q16 and 55.9% in 2Q17.

The Corporate Segment represented 13.8% of total revenues in 3Q17 compared to 13.0% in 3Q16 and 13.6% in 2Q17, while the Consumer Finance Segment represented 18.6% of total revenues in 3Q17 compared to 14.4% in 3Q16 and 17.1% in 2Q17.

Net Income Mix

In 3Q17, the Corporate Segment represented 31.2% of net income, compared to 26.8% in 3Q16 and 28.4% in 2Q17. The Retail Segment represented 32.6% of net income in 3Q17 compared to 31.7% in 3Q16 and 37.4% in 2Q17. The Consumer Finance Segment represented 13.2% of net income in 3Q17 compared to 2.5% in 3Q16 and 5.1% in 2Q17.

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Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

Net income rose 34.0% YoY reaching AR$173.7 million. This resulted mainly from a higher gross intermediation margin (up 45.1%, or AR$ 440.2 million) and a 16.1%, or AR$56.3 million, increase in net service fee income. These increases were partially offset by increases of 41.2%, or AR$ 399.8 million, in administrative expenses and 74.1%, or AR$86.4 million, in loan loss provisions.

Net income decreased 12.9% QoQ explained by: i) a 4.2%, or AR$ 55.8 million, decrease in administrative expenses and ii) a 17.1%, or AR$ 29.7 million, increase in loan loss provision. Gross intermediation margin rose 8.0%, or AR$ 104.4 million, increase to AR$1.4 billion.

In 3Q17, net revenue was AR$1.8 billion, increasing 37.4% from 3Q16 and 6.0% QoQ.

The YoY increase is mainly explained by: i) a 45.1% growth in gross financial margin (that represents 78% of the net revenue), as a consequence of the increase in the volumes of personal loans and to a lesser extent the increase the volume in mortgage loans. This coupled with a stable cost of funds, and ii) a 16.1% increase in net service fee income due to higher fees on credit and debit cards reflecting higher business volumes as well as an increase in fee pricing as per current Central Bank regulations which more than offset the reduction of credit card and debit card merchant discounted rates (“MDR”). The maximum MDR for 2017 is 2.0%, and the maximum debit card sales commissions for 2017 is 1.0%.

The 6.0% QoQ increase in net revenue resulted from an 8.0% increase in gross intermediation margin which is explained by the increase in loan volume (including securitized loan portfolio) and higher income on deposits from treasury funds, while the average cost of deposits increased in the quarter in line with the increase in the Badlar rate.

Loan loss provisions amounted to AR$203.0 million in 3Q17, up 74.1% from 3Q16 and 17.1% from 2Q17. The YoY rise is primarily due to the growth in the loan portfolio and an increase in the coverage ratio as well as the accumulated impact of higher loan loss provisions resulting from the aging of loans delinquent since previous quarters.

Retail banking loans (including receivable from financial leases) reached AR$18.9 billion at September 30, 2017 increasing 45.1% YoY and 14.7% QoQ. Including the securitized loan portfolio, total loans amounted to AR$19.7 billion, up 42.1 % from 3Q16 and 13.7% compared to 2Q17. These increases were as a consequence of the higher volumes of personal loans and to a lesser extent the increase the volume in mortgage loans.

Retail banking deposits rose 57.5% on annual basis and 9.1% versus 2Q17.

As of September 30, 2017, the Bank maintained approximately 2.4 million savings accounts and 82,000 checking accounts. In 3Q17, the Bank also serviced more than 780,000 product bundles for senior citizens, over 167,000 Plan Sueldo (“Payroll”) accounts and more than 47,000 product bundles for high net worth customers.

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Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management, although with a focus on middle market and SMEs.

Net income rose 51.7% YoY reaching AR$166.1 million. This YoY increase resulted mainly from increases of: i) 42.7%, or AR$75.3 million, in gross intermediation margin, and ii) 49.7%, or AR$65.0 million, in net service fee income. This was partially offset by increases of 99.8%, or AR$29.7 million, in loan loss provisions and 42.5%, or AR$206.7 million, in administrative expenses to support business growth.

In 3Q17 net revenues were AR$447.8 million, up 45.6% from 3Q16 and 6.9% QoQ. The YoY increase was primarily due to the 42.7% increase in gross financial margin reflecting: i) higher loan volume in foreign trade & US dollar loans, leasing and factoring transactions, and ii) 49.7% growth in net service fee income driven by deposit account commissions and fees on foreign trade loans.

The QoQ increase in net revenues resulted mainly from the 17.1% rise in net service fee income driven by deposit account commissions and check administration commissions.

Loan loss provisions increased 99.8% YoY and 158.2% QoQ while the Non-performing loan ratio remained unchanged. Loan loss provisions amounted to AR$59.5 million in 3Q17, AR$29.7 million higher than the AR$29.8 million reported in 3Q16 and AR$36.5 million higher than the AR$23.1 million reported in 2Q17.

The corporate loan portfolio (including loans and receivables from financial leases) rose 80.2% YoY and 23.7% QoQ to AR$25.3 billion as Supervielle leveraged its higher capital base to increase the average loan size per client. Including the securitized portfolio, total loans amounted to AR$25.3 billion and increased by 79.4% YoY.

Total deposits amounted to AR$3.6 billion, increasing 44.0% YoY, and 20.9% QoQ. YoY, higher-cost corporate deposits, grew at a lower rate than retail deposits as the Company leveraged its retail oriented franchise complemented with the issuance of medium term notes, which provide a longer tenor than corporate deposits. As a result, corporate deposits fell to 19% of total deposits in 3Q17 from 21% in 3Q16.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

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Net income attributable to the Treasury Segment in 3Q17 was AR$9.4 million compared to AR$39.0 million in 3Q16 and AR$55.0 million in 2Q17. The 75.8% YoY decline reflects: i) decreases of 22.0% in gross intermediation margin and 5.9% in net service fee income, and ii) a 25.9% increase in administrative expenses.

The 82.8% QoQ decrease was due to declines of 29.8% in gross intermediation margin and 59.5% in net service fee income. This was partially offset by lower administrative expenses.

In 3Q17, net revenues were AR$106.3 million, down 21.1% from 3Q16 due to a 22.0% decrease in gross financial margin driven by higher financial expenses from the issuance of the AR$-denominated Global Term Note equivalent to US$300 million in February 2017, and higher interest paid in interest bearing special checking accounts.

On a quarterly basis, the 33.2% decrease in net revenue to AR$ 106.3 million is explained mainly by: a i) 29.8% decrease in gross intermediation margin due to lower FX and trading gains in 3Q17 and higher expenses due to higher interest paid on interest bearing special checking accounts and ii) 59.5% decrease in net service fee income. In the previous quarter, net service fee income included strong commissions revenues on third party capital market transactions among others.

The Treasury Segment’s government and corporate securities portfolio was AR$6.1 billion in 3Q17, increasing 130.5% from September 30, 2016, but decreasing 18.6% from June 30, 2017, reflecting lower holdings of securities issued by the Argentine Central Bank.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automatica, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina.

During 3Q17 net income was AR$70.5 million, compared to AR$10.1 million in 3Q16 and AR$27.3 million in 2Q17.

The YoY increase was mainly driven by the 74.8% increase in the volume of personal loan portfolio.

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The QoQ rise in net income was mainly driven by increases of 19.3% in gross intermediation margin which priced the higher cost of risk observed in this segment, and 5.6% in net service fee income. These increases more than offset 6.7% rise in administrative expenses primarily resulting from salary increases implemented at the consumer finance companies during third quarter, and the 6.2% increase in loan loss provisions in the quarter.

In 3Q17, net revenues were AR$604.5 million, up 340.1% from 3Q16. Annual increases of 102.5% in gross intermediation margin due to higher volume of loans and 36.9% in net service fee income were the main drivers behind the YoY growth in net revenues.

On a QoQ basis, net revenues rose 14.9% mainly due to increases of 19.3% in gross intermediation margin and 14.9% in net service fee income.

Loan loss provisions amounted to AR$213.8 million in 3Q17, up 97.9% from 3Q16 and 6.2% from 2Q17. This reflects deterioration in asset quality occurred in 2Q16 and that remain in higher level than in previous years. Asset quality deterioration in the segment was due to salary adjustments resulting from collective bargaining agreements below the annual inflation rate in 2016 along with increases in public services tariffs, which impacted the population segment’s disposable income.

While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years. This slowdown is attributable to consumer sentiment lagging behind economic recovery as consumers remain more cautious about resilient inflation levels and the above mentioned increases in public tariffs. In turn, consumers are repaying loans at a slower pace, particularly in the consumer finance segment.

Notwithstanding, these increases come along with a higher gross intermediation margin of 102.5% YoY and 19.3% QoQ, which priced the higher cost of risk. Please see “Consumer Finance Segment” full disclosure.

Loans totaled AR$5.3 billion as of September 30, 2017 increasing 56.1% YoY and 22.9% QoQ. Including the securitized loan portfolio, total loans amounted AR$6.3 billion, up 60.3% from 3Q16 and 12.8% QoQ. QoQ, loan growth was mainly driven by the increase in personal loans.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to all our customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of our customers as well.

Net income attributable to the Insurance Segment in 3Q17 was AR$47.5 million, compared to AR$78.4 million in 3Q16 and AR$50.1million in the previous quarter.

Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By year end 2015, it began issuing credit-related policies substantially growing its business since then, partly through growth in the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third-party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañia Financiera are now self-insuring these risks and only contract new credit related insurances for mortgages loans. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies. As part of this strategy, Supervielle Seguros started to offer new products in the quarter including; Home Insurance, Technology Insurance and ATMs insurance.

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Gross written premiums decreased by 17.3% YoY and 1.1% in the quarter.

Net revenues attributable to Supervielle Seguros in 3Q17 were AR$110.9 million, decreasing 29.8% YoY and 0.9% QoQ.

Claims Paid amounted to AR$51.3 million in 3Q17, increasing 6.7% YoY and 19.0% QoQ. The Combined ratio increased to 75.5% in 3Q17 from 52.7% in 3Q16 and 70.0% in 2Q16 due to higher expenses and claims paid.

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, and non-financial products and services through Espacio Cordial. Up until March 31, 2017 Supervielle offered microcredit financing through Cordial Microfinanzas.

Net income increased 53.8% YoY and 31.2% QoQ to AR$65.5 million.

In 3Q17 Net revenues were AR$160.9 million, up 66.7% from 3Q16 and 15.0% QoQ.

The YoY increase in net revenues was mainly driven by the 90.8% rise in net service fee income driven by successful cross-selling initiatives to leverage the Company’s compelling financial product offering, both through the asset management business and the non-financial products and services sold by Espacio Cordial.

The QoQ increase in net revenue was supported by the 23.4% increase in net service fee income resulting from Espacio Cordial’s fee income.

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Assets under management amounted to AR$16.1 billion as of September 30, 2017, up from AR$9.6 billion as of September 2016 and AR$13.6 billion as of June 2017. As of September 30, 2017, fixed income funds represented 90% of assets under management.

FY 2017 GUIDANCE

Supervielle revised guidance for FY17 is outlined in the following below, reflecting the new capital raised:

1 Includes leases and securitized portfolio

2 The TIER1 ratio guidance refers to the Consolidated Proforma Tier1 Ratio, which includes funds held at the holding company.

3 The initial guidance assumed: i) GDP expected to grow by 3.0% in 2017 (Source: Market Expectations Survey as of January 2017), ii) Expected inflation for full year 2017 of 20% (Source: Market Expectations Survey), and iii) The Average Badlar interest rate initially expected to reach 19% in December 2017 (Company Estimates). Based on the most recent Market Expectations Survey, the inflation consensus for full year 2017 stands at 23%, while the current deposits rates are Badlar 22.6% and TM20 23.8%. Badlar is the average rate for large deposits above AR$1 million. TM20 is the wholesale deposits rate for deposits above AR$20 million (rate released since September 20, 2017).

This guidance considers that Supervielle’s economic, financial and asset situation will not be materially affected by the termination of the financial agency agreement entered into by the Province of San Luis and Banco Supervielle earlier in the year.

Typically, the Company´s net income in the second half of the year is higher than in the first half, mainly due to the seasonality of economic activity plus the effect of the monthly cumulative increase of assets in nominal terms

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and salary increases agreed upon between the Bank and the banking employees’ trade union historically during the second quarter but applied retroactively to the first quarter.

The Efficiency Ratio is expected to be in the mid-fifties in FY2019 as the Company continues to execute on its growth strategy.

As announced in February, 2017, Supervielle committed approximately AR$ 400 million during the year: i) build out its core product leadership into integral relationships with customers, ii) increase network footprint by opening five bank branches in strategic locations aligned with the Company’s SME´s business strategy (the first of each was recently opened in the district of San Justo in the Province of Buenos Aires, iii) step up digital innovation initiatives to enhance customer experience and reduce service costs, and iv) strengthen indirect commercial channels, particularly at the contact center and sales force. These initiatives are expected to further drive profitable growth as the Company continues to execute on its strategy and deliver accelerated improvement in efficiency after 2017.

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RELEVANT EVENTS

Banco Supervielle, distinguished by Euromoney in the category “Best Bank of Argentina”

On July 7th, 2017, the prestigious international publication Euromoney recognized Banco Supervielle as ”The Best Bank in Argentina”. This award is part of the Euromoney Awards for Excellence, held since 1992.

To select the winners, Euromoney analyzed the positioning of each company in their respective country and their customers’ satisfaction.

José Luis Panero, COO of Grupo Supervielle, and Nerio Peitiado, CEO of Banco Supervielle, received the award at a ceremony held in London in July.

This recognition follows the Latin Finance Initial Public Offering of the Year award received in January 2017.

Irrevocable capital contribution to Cordial Compañía Financiera S.A

In July 2017, Grupo Supervielle and its subsidiary Banco Supervielle made an irrevocable capital contribution in Cordial Compañía Financiera S.A. for a total amount of AR$50 million following the loan portfolio growth of this subsidiary.

Issuance of 7,494,710 New Class B Common Shares

Following the capital increase approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017, a total of 7,494,710 Class B shares with a par value of AR$1 each and one vote per share and entitled to receive dividends on an equal basis with the other Class B common shares were issued by Grupo Supervielle on July 19, 2017.  Of the new shares, 4,321,208 shares were delivered to Mr. Patricio Supervielle in consideration of the agreed contribution in-kind and 3,710,824 shares were offered in subscription to existing shareholders. Taking into account the subscription of new shares, the capital increase of Grupo Supervielle amounted to 7,494,710 shares.

As a result of the new shares issued following the rights offering, Supervielle raised AR$158.4 million.

Banco Supervielle opens a new branch in San Justo

On August 1st, 2017, Banco Supervielle opened a new branch located on Ave. B. Juan M. de Rosas 3536, San Justo district in the Province of Buenos Aires. This is the first of the planned openings for 2017 and is part of Grupo Supervielle’s strategy to continue improving its positioning in the SME segment.

Irrevocable capital contribution to Tarjeta Automática S.A

In September 2017, Grupo Supervielle and its subsidiaries Banco Supervielle and Cordial Compañía Financiera made an irrevocable capital contribution in Tarjeta Automática S.A. for a total amount of AR$. 150 million.

Follow-on Equity Offering

On September 17, 2017, Supervielle announced the closing of a global offering of Class B shares. The global offering consisted of an international offering in the United States and other countries outside of Argentina (the “International Offering”) and a concurrent offering in Argentina (the “Argentine Offering” and together with the International Offering, the “Global Offering”). Simultaneously with the Global Offering, the company conducted a preemptive and accretion rights offering of Class B shares to existing shareholders (the “Rights Offering”). In the aggregate, 70,000,000 Class B shares were offered by Grupo Supervielle and 33,000,000 Class B shares were offered by the Selling Shareholder, including the Class B shares offered by the Company in the Rights Offering.

The Global Offering and Rights Offering priced on September 12, 2017, at US$4.00 per Class B share, or US$20.00 per ADS, for an aggregate offering size of US$412 million. 17,238,907 American Depositary Shares (“ADSs”) were sold in the International Offering. Each ADS represents five Class B shares. 12,410,957 Class B shares were sold in the Argentine Offering and 4,394,508 Class B shares were subscribed pursuant to the Rights Offering. On September 14, 2017, the international underwriters exercised their option to purchase up to 14,582,730 additional Class B shares, which may be represented by ADSs at the option of the international underwriters. As a result of the exercise of such option, an additional 867,267 Class B shares were sold to existing shareholders pursuant to their exercise of preemptive and accretion rights relating to such option.

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After the follow-on equity offering, the capital ownership is comprised of:

Guidelines Towards Conversion to IFRS

Following the Central Bank guidelines towards conversion to IFRS as issued by the International Accounting Standards Board (IASB), the Company’s unaudited financial statements as of September 30, 2017 include a reconciliation to IFRS of shareholders’ equity as of the beginning of the 2017 fiscal year, and as of September 30, 2017, and the Income Statement and Other Comprehensive Income for the nine-month period ended September 30, 2017. The net adjustments to shareholders’ equity as of September 30, 2017 would have totaled negative AR$312.6 million, which would have represented a 2.2% decrease in shareholders’ equity as of the same date measured in accordance to Argentine Central Bank GAAP.

According to the above-mentioned guidelines, IFRS will be adopted commencing fiscal year 2018, and the figures shown in Supervielle’s notes to the financial statements for 9M17 may be subject to change and may only be considered definitive when audited financial statements for fiscal year 2018 are released.

PRODUCT LAUNCHES

Supervielle launched an exclusive value proposition for Franchises businesses

In August 2017, Supervielle launched a new line of credit intended only for franchising, consisting of a pre-approved loan for franchisees who are going through their start-up phase or for those who want to renew their network.

With a financing of up to 40% of the initial investment and a loan of AR$ 800,000 as a cap, franchisees who have just begun their commercial activity will be able to access preferential rates, in 36-48 months, with a 6-month grace period. The integral value proposition also includes credit cards, insurance products and a management software.

The financial product developed by Supervielle aims to support the growth and development of the franchise ecosystem, in which SMEs and entrepreneurs are main players. With this new proposal, the company seeks to accompany the franchisee from the start-up of their commercial project, which is the most critical and complex stage, but also to be at their side during the development and growth of the business. Supervielle wants to be close to SMEs and promote their entrepreneurial spirit, so that they can incorporate technology, training and professionalism into their businesses.

SUBSEQUENT EVENTS

Changes in the Organizational Structure

●	Mr. Pablo Di Salvo has been appointed Chief Credit Officer in replacement of Mr. Javier Martínez Huerga, who resigned from office due to personal reasons. Mr. Di Salvo has more than 30 years experience within the banking industry, having held senior management positions in the Credit and Risks areas with BankBoston, Banco Itaú, Banco Supervielle and American Express..

●	Mr. Marcelo Vivanco remains head of the IT Department and adds to his responsibilities the Operations area.

●	Ms. Claudia Andretto is now head of the Central Services and Supply Management Department.

CREDIT RATINGS

Banco Supervielle’s Credit:

Banco Supervielle Credit Rating

Fitch Ratings assigned a long-term rating of ‘B(EXP)/RR4’ to Banco Supervielle S.A.’s (Supervielle) series A senior unsecured floating rate notes issued on February 9, 2017 for a total amount of up to US$300 million peso

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equivalent. On October 17, 2017, Fitch Ratings has affirmed Banco Supervielle S.A.’s (Supervielle) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at ‘B’. The Rating Outlook is Stable.

Banco Supervielle Credit Rating

Moody´s Investors Service assigned a B3 global scale local currency debt rating to Banco Supervielle S.A. (Supervielle)’s Class A notes for a total amount of up to US$300 million peso equivalent.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA (Arg), with a stable outlook. This rating was affirmed on October 27.

On March 7, 2017, Moody’s Latin America changed the outlook to positive from stable on multiple Argentine banks and finance companies, including Grupo Supervielle and Banco Supervielle.

REGULATORY CHANGES

●	On November 3, 2017, through its Communication “A” 6352, the Central Bank announced that the mandatory lending to SMEs called “Linea Productiva”, will be gradually phased out in 2018, and completely eliminated by January 2019. The percentage of deposits that have to be granted at below market rates will gradually decrease from 18% of private deposits today to 16.5% in January 2018 and 0% by December 2018. Today “Linea Productiva” maximum rate is 17%.

2018 Mandatory lending (defined as a % of private deposits):

●	On September 20, 2017, the Central Bank published the new wholesale rate on time deposits called “TM20”, which is reported on a daily basis like the Badlar rate. The TM20 reflects the average interest rate paid on time deposits for amounts of AR$ 20 million or higher, from 30 to 35 days term. A TM20 rate in dollars is also published for those deposits of US$ 20 million and above.

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DEFINITION OF RATIOS

Net Interest Margin: Net interest income divided by average interest-earning assets.

Net Financial Margin: Gross financial margin divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of gross financial margin and net services fee income.

Net Fee Income as a % of Administrative Expenses: Services fee income and expenses plus income from insurance activities divided by Administrative Expenses.

ROAE: Net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Net income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency ratio: Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities.

Loans to total deposits: Loans include loans, receivables from financial leases and other receivables from financial transactions covered by the Central Bank’s debtor classification regulations.

Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Loans to Deposits: Loans and Leasing before allowances divided by total deposits

Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

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GRUPO SUPERVIELLE FINANCIAL STATEMENTS

●	As of December 16 and March 17, “other” include funds deposited from the tax Amnesty program, which were restricted until April 17.

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Banco Supervielle S.A. Reports 3Q17 Consolidated Results

Buenos Aires November 8, 2017 – Banco Supervielle S.A. the main subsidiary of Grupo Supervielle S.A. reported unaudited results for the three months and nine months period ended September 30, 2017. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with Argentine Banking GAAP.

Third Quarter 2017 Highlights

●	Net income of AR$411.5 million, up 45.5% YoY but down 4.5% QoQ. ROAE of 23.2% in 3Q17. This compares with ROAE of 20.7% in 3Q16 and 25.8% in 2Q17. ROAA of 2.4% in 3Q17, compared to 2.7% in 3Q16 and 2.8% in 2Q17.

●	Total gross loans, including the securitized loan portfolio, increased 60.9% YoY and 19.7% QoQ to AR$53.3 billion.

●	NIM of 18.2% in 3Q17, contracting by 194 bps YoY and by 99 bps QoQ, reflecting a combination of a higher proportion of US dollar (US$) assets and liabilities, along with a higher share of corporate segment loans, and a decrease in the Investment Portfolio returns.

●	Non-performing loan ratio remained unchanged from 3Q16 and 2Q17 at 2.9%.

●	The efficiency ratio improved to 65.5% in 3Q17 compared with 66.1% in 3Q16 and 67.3% in 1Q17.

●	Equity to Asset ratio of 9.7% in 3Q17 compared to 12.8% in 3Q16 and 10.1% in 2Q17.

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(In millions of Argentine Ps.)

INCOME STATEMENT	3Q17	2Q17	1Q17	4Q16	3Q16	QoQ	YoY
Gross Financial Margin	2188.0	2,058.1	1,854.6	1,856.6	1,477.1	6.3%	48.1%
Service Fee Income, Net	717.7	692.9	607.6	588.2	565.8	3.6%	26.9%
Loan Loss Provisions	478.2	391.5	336.3	308.6	251.6	22.1%	90.0%
Administrative expenses	1903.8	1,851.5	1,744.7	1,650.5	1,350.5	2.8%	41.0%
Income before Income Tax	560.1	588.7	380.0	465.7	406.4	-4.9%	37.8%
Net Income	411.5	430.9	246.0	394.1	282.8	-4.5%	45.5%
BALANCE SHEET	**Sep 17**	**Jun 17**	**Mar 17**	**Dec 16**	**Sep 16**	**QoQ**	**YoY**
Total Assets	72,606.4	65,448.2	62,973.2	51,501.7	42,737.1	10.9%	69.9%
Average Assets	68,704.4	62,339.2	58,057.4	49,510.2	41,638.2	10.2%	65.0%
Total Loans & Leasing (before Allowances)	51,313.0	42,298.1	39,752.1	37,155.0	31,603.6	21.3%	62.4%
Securitized Loan Portfolio (before Allowances)	1,960.4	2,226.0	1,361.3	1,483.9	1,512.8	-11.9%	29.6%
Total Portfolio	53,273.4	44,524.2	41,113.4	38,638.9	33,116.4	19.7%	60.9%
Total Deposits	48,627.4	42,837.6	38,847.3	35,930.8	30,428.1	13.5%	59.8%
Shareholders' Equity	7,054.3	6,642.9	6,212.0	5,871.0	5,476.8	6.2%	28.8%
Average Shareholders' Equity	7,101.7	6,677.6	6,269.9	5,812.7	5,478.2	6.4%	29.6%
KEY INDICATORS	**3Q17**	**2Q17**	**1Q17**	**4Q16**	**3Q16**		
Profitability & Efficiency							
ROAE	23.2%	25.8%	15.7%	27.1%	20.7%		
ROAA	2.4%	2.8%	1.7%	3.2%	2.7%		
Net Interest Margin	18.2%	19.6%	18.5%	20.7%	20.3%		
Net Financial Margin	16.4%	17.4%	17.5%	20.2%	18.4%		
Net Fee Income Ratio	24.7%	25.2%	24.7%	24.1%	27.7%		
Net Fee Income as a % of Administrative expenses	37.7%	37.4%	34.8%	35.6%	41.9%		
Efficiency Ratio	65.5%	67.3%	70.9%	67.5%	66.1%		
Liquidity & Capital							
Loans to Total Deposits	105.5%	98.7%	102.3%	103.4%	103.9%		
Liquidity Coverage Ratio (LCR)	94.7%	121.2%	121.6%	120.4%	97.1%		
Total Equity / Total Assets	9.7%	10.1%	9.9%	11.4%	12.8%		
Regulatory Capital/ Risk Weighted Assets	11.0%	11.7%	12.3%	12.5%	13.0%		
Risk Weighted Assets / Total Assets	92.6%	90.5%	85.0%	95.5%	105.2%		
Asset Quality							
NPL Ratio	2.9%	2.9%	2.9%	2.7%	2.9%		
Allowances as a % of Total Loans	2.6%	2.6%	2.5%	2.4%	2.5%		
Coverage Ratio	89.0%	88.3%	87.6%	87.7%	84.6%		
Cost of Risk	4.3%	4.1%	3.8%	3.8%	3.6%

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REVIEW OF CONSOLIDATED RESULTS

Net Income & Profitability

Net income in 3Q17 increased 45.5% or AR$128.7 million YoY to AR$411.5 million, and decreased 4.5% or AR$19.4 million QoQ.

On a sequential basis, non-recurring gains from the sale of two non-core assets in 2Q17 impacted the comparability of results for the quarter. Excluding these items, net income for the quarter would have increased 15% QoQ.

Reflecting seasonality, the Company’s net income is higher in the second half of every fiscal year compared to the first half. This is primarily due to having to absorb the impact in expenses of the full year salary increases negotiated between the banking associations and the banking employees’ trade union since January, while revenues grow cumulatively on a monthly basis throughout the year as the loan portfolios season.

ROAA was 2.4% in 3Q17 compared to 2.7% in 3Q16 and 2.8% in 2Q17. Net Income in 2Q17 included a combined AR$73.3 million non-recurring net gain from the sale of Viñas del Monte and another non-strategic property.

ROAE was 23.2% in 3Q17 compared to 20.7% in 3Q16 and 25.8% in 2Q17. ROAE in 2Q17 included the abovementioned non-recurring net gain from the sale of Viñas del Monte and another non-strategic property.

NIM & Gross Financial Margin

NIM of 18.2% in 3Q17, contracting by 194 bps YoY and by 99 bps QoQ, reflecting a combination of a higher proportion of US dollar (US$) assets and liabilities, along with a higher share of corporate segment loans, and a decrease in the Investment Portfolio returns.

Gross financial margin was AR$2.2 billion, increasing by 48.1% YoY and 6.3% QoQ.

The YoY performance is explained by higher average loan volumes, surpassing the 45.5% growth in system loan demand. This was partially funded with the capital injection from the equity offering made by Grupo Supervielle in September 2017 and higher volumes on trading investments. This was partially offset by the increase in interest bearing-checking accounts, both in AR$ and U.S dollars, as Central Bank regulation 6148 in January 2017 allowed Banks to pay interest on the amounts deposited in these accounts, and Higher average volumes in Deposits and Liabilities partially supporting loan growth.

The QoQ increase in gross financial margin was mainly due to the combination of higher average loan volumes, surpassing the 13% average loan growth in the industry. This was partially funded by the capital injection from the equity offering made by Grupo Supervielle in September 2017.

Net Service Fee Income

Net service fee income for 3Q17 totaled AR$717.7 million, increasing 26.9% YoY and 3.6% QoQ. The main contributors to services fee income in 3Q17 were debit & credit cards and deposit accounts representing 33% and 31% of the total, respectively.

The YoY rise in service fee income was driven mainly by i) 50.4%, or AR$ 121.9 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account following fees deregulation by Central Bank, ii) 23.6%, or AR$ 73.6 million, in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing as per current Central Bank regulations which more than offset the reduction of credit card and debit card merchant discounted rates (“MDR”). The maximum MDR for 2017 is 2.0%, and the maximum debit card sales commissions for 2017 is 1.0%, and iii) 58.5%, or AR$27.2 million in check administration commissions.

The QoQ rise is explained by i) 9.9%, or AR$ 34.7 million, in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing as per current Central Bank regulations which more than offset the reduction of credit card and debit card merchant discounted rates (“MDR”). The maximum MDR for 2017 is 2.0%, and the maximum debit card sales commissions for 2017 is 1.0%, ii) 5.1% in deposit account commissions, totaling AR$ 363.7 million, driven by higher business volumes along with higher fee pricing following the full deregulation of fees starting September 2016, and iii) 30.0%, or AR$ 17 million, in check administration commissions

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Asset Quality. Loan loss provisions, Cost of risk & NPL

Loan loss provisions totaled AR$478.2 million in 3Q17, up 90.0% YoY and 22.1% QoQ.

The 90.0% YoY increase in loan loss provisions reflects the 60.9% growth of the loan portfolio, the deterioration in asset quality, particularly in the Consumer Finance segment, and the increase in the coverage ratio from 84.6% in 3Q16 to 89.0% in 3Q17. Asset quality deterioration in the Consumer Finance segment was due to salary adjustments resulting from collective bargaining agreements below the annual inflation rate in 2016 along with increases in public services tariffs, which impacted the population segment’s disposable income.

Loan loss provisions in the Consumer Finance segment rose 21.5% QoQ reflecting the 19.7% loan growth in the quarter, the 70 basis points increase in the coverage ratio to 88.9% in 3Q17, as well as higher loan loss provisions resulting from the aging of loans delinquent since previous quarters.

While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. This slowdown is attributable to consumer sentiment lagging behind economic recovery as consumers remain more cautious about resilient inflation levels, and the above mentioned increases in public tariffs. In turn, consumers are repaying loans at a slower pace, particularly in the consumer finance segment.

Notwithstanding, these increases come along with a higher gross intermediation margin of 102.5% YoY and 19.3% QoQ in the Consumer Finance Segment

The NPL ratio remained unchanged at 2.9% in 3Q17 from 3Q16 and 2Q17, while allowances as a percentage of non-performing loans increased at 89.0% in 3Q17 from 84.6% in 3Q16 and 88.3% in 2Q17.

Efficiency & Administrative Expenses

The efficiency ratio improved 60 basis points to 65.5% in 3Q17, from 66.1% in 3Q16 reflecting higher revenues as the Company continues to leverage its infrastructure.

On a QoQ basis, the efficiency ratio improved 180 basis points from 67.3% in 2Q17 reflecting the seasonality discussed in the “Net Income” section. The main driver was the increase in revenues in the quarter partially offset by higher taxes and higher Advertising and Publicity expenses.

Liquidity & Capitalization

As of September 30, 2017, the total loans to deposits ratio was 105.5% compared to 103.9% in September 30, 2016 and 98.7% in June 30, 2017.

The loan to deposit ratio as of September 30, 2017 increased 680 basis points QoQ to 105.5%, as the company began to apply the funds received from the equity offering at the holding Company level to fund loan growth

As of September 30, 2017, equity to total assets was 9.7%, compared to 12.8% at September 30, 2016 and 10.1% at June 30, 2017. As of September 30, 2017, equity to total assets at the holding Company level was 18.1%, compared to 14.64% at September 30, 2016 and 11.7% at June 30, 2017. The YoY and QoQ increase was driven by the capital injection from the equity offering in September 2017. The AR$ 6.5 billion funds retained at the holding company after the follow-on equity offering are available for further capital injections in its subsidiaries, including Banco Supervielle.

As of September 30, 2017, liquidity coverage ratio (LCR) was 94.7% compared to 97.1% at September 30, 2016 and 121.2% at June 30, 2017

As of September 30, 2017, Banco Supervielle’s Tier 1 Capital ratio on a consolidated basis with CCF was 9.8%, compared to 11.3% at September 30, 2016 and 10.3% at June 30, 2017. Including the AR$ 6.5 billion funds retained at the holding company after the follow-on equity offering, which are available for further capital injections in its subsidiaries, the consolidated pro-forma TIER1 Capital ratio as of September 30, 2017 stood at 19.5%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of September 30, 2017, Banco Supervielle’s total capital ratio on a consolidated basis with CCF was 11.0% compared to 13.0% in the same period of 2016 and 11.7% at June 30, 2017. Including the AR$ 6.5 billion funds retained at the holding company after the follow-on equity offering, which are available for further capital injections in its subsidiaries, the consolidated pro-forma total capital ratio as of September 30, 2017 stood at 20.7%.

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About Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of September 30, 2017, Supervielle had total assets of AR$79.0 billion under Argentine Banking GAAP. As of the date of this report Supervielle had 324 access points and over 2 million customers. As of September 30, 2017, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 63.9%. Forinformation about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi

Treasurer and Investor Relations Officer

5411-4324-8132

Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: November 16, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer